Exhibit 99.1

SPHERION CORPORATION 401(k) BENEFIT PLAN

FORM 5500, SCHEDULE H, LINE 4(i) -
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

Description	Shares	Cost	Fair Value

SHARES OF REGISTERED INVESTMENT COMPANIES:
T. Rowe Price Stable Value Fund *	20,007,793	$20,007,793	$20,007,793
T. Rowe Price International Stock Fund *	319,349	2,898,971	3,669,322
T. Rowe Price Spectrum Income Fund *	329,901	3,599,588	3,882,931
T. Rowe Price Dividend Growth Fund *	404,342	6,842,076	8,377,976
T. Rowe Price Growth Stock Fund *	13,772	298,822	335,066
T. Rowe Price Personal Strategy Income Fund *	142,562	1,731,835	1,977,335
T. Rowe Price Personal Strategy Balanced Fund *	451,531	6,195,487	7,459,284
T. Rowe Price Personal Strategy Growth Fund *	744,876	11,425,125	14,383,545
T. Rowe Price Mid-Cap Growth Fund *	381,526	12,114,305	16,367,445
T. Rowe Price Equity Index Trust *	285,162	6,956,982	8,802,962
T. Rowe Price Small-Cap Stock Fund *	199,428	4,407,270	5,579,984

Total registered investment company stocks		76,478,254	90,843,643

SPHERION CORPORATION COMMON STOCK *		2,553,472	3,756,790

T. ROWE PRICE TRADELINK PLUS *		815,299	815,299

PARTICIPANT LOANS RECEIVABLE (Interest rates from 5.0% to 10.5%)		1,447,939	1,447,939

TOTAL INVESTMENTS		$81,294,964	$96,863,671

Note:         Collateral for participant loans is not applicable as loans represent use of participant’s own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans receivable are due at various maturity dates, and interest is set at the Prime interest rate plus 1% at the date of issuance.

* Party-in-interest.